Exhibit 99.1

Caledonia Mining Corporation plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Share Purchase
30 March, 2016: Caledonia Mining Corporation plc ("Caledonia") announces that it received notification after market close on March 29, 2016 that John Kelly, a non-executive director of Caledonia has purchased 6,500 common shares in Caledonia at an average price of 73.15 US cents per share.

Following this transaction, Mr Kelly's total beneficial holding is 57,465 ordinary shares representing 0.11 per cent of the issued ordinary share capital of Caledonia.

For further information please contact:

Caledonia Mining Corporation plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204